EXHIBIT 99.1

                       ASSIGNMENT, SETTLEMENT AND RELEASE

THIS AGREEMENT, is effective as of May 14, 1999 by and between SOLPOWER CORPORATION, a Nevada corporation ("Licensor"), and MASTERS MARKETING GROUP, INC., an Ohio corporation ("Licensee").

                                    RECITALS

A. WHEREAS Licensor granted to Licensee certain rights in and to the products of Licensor pursuant to a Master License Agreement (the "License") effective as of February 6, 1998, a copy of which is attached hereto as Appendix A.

B. WHEREAS Licensor is prepared to accept an assignment of the License from Licensor, settle all outstanding accounts between Licensor and Licensee and grant a Release to Licensee.

C. WHEREAS Licensee desires to assign the License to Licensor, settle all outstanding accounts between Licensor and Licensee and grant a Release to Licensor.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are h6reby acknowledged by each of the parties hereto, the parties hereto covenant and agree each with the other as f6l1ows:

1) Licensee herein assigns to Licensor all right title and interest in the Master License Agreement, attached hereto as Appendix A.

2) Licensor agrees to repay Licensee the license fee deposit in the amount of One Hundred and Twenty Thousand ($120,000) dollars. Payment to be made in twenty-four (24) equal monthly payments of Five Thousand ($5,000) dollars, commencing on June 1, 1999, and ending on May 1, 2001.

3) Licensor agrees to pay Licensee the sum of Twenty Six Thousand Two Hundred and Seventy One ($26,271) dollars, in full settlement of all amounts owning to Licensee by Licensor pursuant to the Soltron Launch Plan and for the purchase of furniture and equipment. Payment to be made by Licensor in the form of Fifteen Thousand (15,000) common shares of Licensor.

4) Licensor agrees to cancellation of the Promissory Note, attached hereto as Appendix B, given by Licensee to Licensor and dated February 6, 1998, in the amount of One Million and Eighty Thousand 1,080,000) dollars, including the current amount due, as of May 20,1999, of Three Hundred and Seventy Five Thousand ($375,000) dollars, and the balance of Seven Hundred and Five Thousand ($705,000) dollars due on or before February 6, 2000.
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5)   Licensor  agrees to release and discharge  Licensee and Licensee  agrees to
     release  and  discharge  Licensor,   their  respective  heirs,   executors,
     administrators, successors and assigns from any and all actions causes of action, suits, charges and obligations, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts,
     controversies,   agreements,   promises,  variances,  trespasses,  damages,
     iudgements, extents, executions, claims and demands whatsoever, in law, admiralty or equity, which against Licensee and Licensor their respective heirs, executors, administrators, successors and assigns ever had, now have or hereafter can, shall or may have for, upon or by reason of any matter, cause or thing whatsoever from the beginning of time to the date of this Release, and more specifically the Master License Agreement granted by Licensor to Licensee effective as of February 6, 1998.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed effective the date and year first above written.

SOLPOWER CORPORATION,                   MASTERS MARKETING GROUP, INC.,
a Nevada corporation.                   an Ohio corporation.

By:  /s/ James H. Hirst                 By:  /s/ Roger Banaszak
     --------------------------------        --------------------------------
Its: President and CEO                  Its: President and Treasurer
     --------------------------------        --------------------------------
               "Licensor"                              "Licensee"

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